Exhibit 99.5

SRK Consulting (Canada) Inc. Suite 101, 1984 Regent Street South Sudbury, ON P3E 5S1 T: 1.705.682.3270 F: 1.705.682.9301 sudbury@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng, do hereby certify that:

1.	I am Senior Consultant (Mining Engineer) of SRK Consulting (Canada) Inc., Suite 101, 1984 Regent Street South, Sudbury, Ontario, P3E 5S1, Canada.

2.	This certificate applies to the technical report titled, “Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an Effective Date of July 31, 2017 (the “Technical Report”).

3.	I graduated with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia in 2000. I am a registered member of the Professional Engineers of Ontario (PEO). I have practiced mining engineering continuously since 2000, and have over 17 years of operational, engineering, management, and consulting experience. I have worked in underground mines including blast hole open stope and narrow vein mining, and in commodities such as gold, nickel, potash, uranium, zinc, and copper. I have engaged in the process of Mineral Resources to Mineral Reserves estimates. Upon graduation I was employed by Placer Dome as a Mine Engineer for the underground operations at Campbell Mine in Red Lake, Ontario, Canada for almost five years. Following operations, I was employed by MineRP Canada where I consulted to mine operations and eventually managed the consulting team. Since joining SRK Consulting in 2013, I have been engaged in technical engineering studies, mine design and scheduling, optimized production planning, operations improvement, and due diligence reviews.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Yauricocha property on June 9 through 14, 2017.

6.	I am responsible for mining, reserves, market studies, capital and operating costs, and economics Sections 4.3, 15, 16 (except 16.5), 19, 21, 22, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th Day of November 2017.

“Signed”	“Sealed”

Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng SRK Consulting (Canada) Inc.

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